UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL OMB Number: 3235-0058 Expires: March 31, 2006 Estimated average burden hours per response .... 2.50 SEC FILE NUMBER CUSIP NUMBER
(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:		March 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
N/A
PART I REGISTRANT INFORMATION
Peregrine Systems, Inc. Full Name of Registrant
N/A Former Name if Applicable
3611 Valley Centre Drive Address of Principal Executive Office (Street and Number)
San Diego, California 92130 City, State and Zip Code

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

Section 404 of the Sarbanes-Oxley Act of 2002 (the "Act") requires Peregrine Systems, Inc. (the "Company") to include "Management's Report on Internal Control over Financial Reporting" in its Annual Report on Form 10-K for the fiscal year ended March 31, 2005 (the "Fiscal 2005 Form 10-K"), which must include, among other things, an assessment of the effectiveness, as of the end of the fiscal year, of the Company's internal control over financial reporting. In making its assessment, management is using the criteria described in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management's evaluation of the Company's internal control over financial reporting as of March 31, 2005 is not complete.

As a result of the additional processes management must employ to ensure the accuracy of the Company's financial statements in light of continuing identified control deficiencies and material weaknesses in the Company's internal control over financial reporting, as previously described in the Company's annual report on Form 10-K for the fiscal year ended March 31, 2004 (the "Fiscal 2004 Form 10-K") and the Company's Quarterly Reports on Form 10-Q for fiscal 2005 under the caption "Changes in Internal Control Over Financial Reporting," the Company was unable to file its Fiscal 2005 Form 10-K within the prescribed period without unreasonable effort or expense. The Company intends to file its Fiscal 2005 Form 10-K as soon as possible.

Due to the additional time necessary for management to complete the processes and testing required for management's report on its evaluation of the effectiveness of the Company's internal control over financial reporting for the fiscal year ended March 31, 2005 pursuant to Section 404 of the Act and the Securities and Exchange Commission's rules promulgated thereunder, management expects to initially file its Fiscal 2005 Form 10-K without management's assessment of the effectiveness of the Company's internal control over financial reporting as of March 31, 2005. Because management expects that it will not have completed its evaluation of internal control over financial reporting when the Fiscal 2005 Form 10-K is initially filed, the report of the independent registered public accounting firm will likely disclaim an opinion on management's assessment and the effectiveness of the Company's internal control over financial reporting as of March 31, 2005.

Once management completes its assessment of the effectiveness of the Company's internal control over financial reporting as of March 31, 2005 it expects to file as soon thereafter as possible an amendment to the Fiscal 2005 Form 10-K. As a result of the material weaknesses identified at March 31, 2005 (see below), the Company's management will have to conclude in the "Management Report on Internal Control over Financial Reporting" in its amended 2005 Form 10-K that the Company's internal control over financial reporting was not effective as of March 31, 2005. Management anticipates that the Company's independent registered public accounting firm will issue an adverse opinion on the operating effectiveness of the Company's internal control over financial reporting as of March 31, 2005, which would be included in the amended 2005 Form 10-K.

As described above, the Company's management is in the process of evaluating the internal control deficiencies identified to date. The Company's management has concluded that certain of these deficiencies represent material weaknesses (as defined in Public Company Accounting Oversight Board Auditing Standard No. 2). A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. These deficiencies will be discussed in more detail in the Fiscal 2005 Form 10-K. In addition, as management completes its assessment of the Company's internal control over financial reporting, it may identify additional control deficiencies and it may determine that those deficiencies, either alone or in combination with others, constitute one or more additional material weaknesses.

Failure to comply fully with Section 404 might subject the Company to sanctions or investigation by regulatory authorities, such as the Securities and Exchange Commission. Any such action could adversely affect the Company's financial results and the market price of the Company's common stock. In addition, any failure to implement new or improved controls, or difficulties encountered in their implementation, could adversely affect the Company's operating results and/or cause the Company to fail to meet its reporting obligations. Please refer to the Company's Fiscal 2004 10-K for risk factors applicable to the Company.

To date, management has identified the following material weaknesses at March 31, 2005 in the Company's internal control over financial reporting:

  •
  Inadequate controls over period-end financial reporting processes. At March 31, 2005, the Company did not maintain effective controls over the period-end financial reporting process. Specifically, the period-end review procedures were ineffective as they relate to documentation of review and approval of financial statements, journal entries, account reconciliations and post-closing adjustments. As a result, improper entries could be made to the Company's financial records.

  •
  Inadequate controls over purchasing and liability recognition. At March 31, 2005, the Company did not maintain effective documentation of controls over authorization of purchases or recording of liabilities. Specifically, management identified weaknesses in the following areas: purchase order authorization, documentation of the receipt of goods and services, matching vendor invoices to properly approved purchase orders prior to payment, and controls to ensure that liabilities are recorded in the proper period. As a result, unauthorized purchases could be made.

  •
  Inadequate controls over access to financial applications, spreadsheets and data. At March 31, 2005, the Company did not have adequately documented policies and procedures for, or management review over, its information systems control environment to ensure that access to information systems and financial applications is appropriately restricted. This includes a lack of monitoring controls over access to the Company's information systems by its technical personnel. Additionally, the Company did not maintain effective controls over user access to financial applications and data and spreadsheets. Therefore, management is not able to rely on the information systems' application controls.

  •
  Inadequate controls over recording the Company's income tax provision. At March 31, 2005, the Company did not maintain adequate controls over the recording of the income tax provision. Management has identified weaknesses in the review and approval of income tax provision journal entries and in the reconciliation of the income tax provision workpapers to the Company's financial statement balances. In addition, the Company did not employ personnel with adequate levels of experience and expertise in preparing or reviewing income tax provisions.

  PART IV
  OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Kenneth J. Saunders (Name)	(858) (Area Code)	481-5000 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Peregrine Systems, Inc. (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	June 14, 2005	By	/s/ KENNETH J. SAUNDERS
Kenneth J. Saunders Executive Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact
constitute Federal Criminal Violations
(See 18 U.S.C. 1001).